FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of November, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Transaction in Own Shares dated 07 November 2005
Exhibit No. 2 - Transaction in Own Shares dated 08 November 2005
Exhibit No. 3 - Transaction in Own Shares dated 11 November 2005
Exhibit No. 4 - Transaction in Own Shares dated 14 November 2005
Exhibit No. 5 - Transaction in Own Shares dated 17 November 2005
Exhibit No. 6 - Transaction in Own Shares dated 18 November 2005
Exhibit No. 7 - Notice of Trading Statement dated 21 November 2005
Exhibit No. 8 - Transaction in Own Shares dated 22 November 2005
Exhibit No. 9 - Holding(s) in Company dated 23 November 2005
Exhibit No.10 - Transaction in Own Shares dated 23 November 2005
Exhibit No.11 - Transaction in Own Shares dated 24 November 2005
Exhibit No.12 - Transaction in Own Shares dated 28 November 2005
Exhibit No.13 - Transaction in Own Shares dated 29 November 2005
Exhibit No.14 - Transaction in Own Shares dated 30 November 2005

Exhibit No. 1

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 7 November 2005

Number of ordinary shares purchased: 75,000

Volume weighted average price paid per share: 588.67p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 12,575,000 of its ordinary shares in treasury and has 724,393,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 2

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 8 November 2005

Number of ordinary shares purchased: 125,000

Volume weighted average price paid per share: 590.00p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 12,700,000 of its ordinary shares in treasury and has 724,268,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 3

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 11 November 2005

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 590.00p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 12,950,000 of its ordinary shares in treasury and has 724,018,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 4

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 14 November 2005

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 587.78p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 13,150,000 of its ordinary shares in treasury and has 723,818,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 5

November 17, 2005

Dear Sirs

Hanson plc (the "Company") - EMPLOYEE SHARE TRUST

The Hanson Employee Share Trust has, on November 16, 2005, purchased a total of 200,000 ordinary 10p shares in the Company as follows:-

Date                                                           Amount                                            Price per share

November 16, 2005                                   200,000                                           593.98p

The total holding in the employee share trust is now 236,364 shares.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 6

November 18, 2005

Dear Sirs

Hanson plc (the "Company") - EMPLOYEE SHARE TRUST

The Hanson Employee Share Trust has, on November 17, 2005, purchased a total of 250,000 ordinary 10p shares in the Company as follows:-

Date                                                           Amount                                            Price per share

November 17, 2005                                   250,000                                           596.9p

The total holding in the employee share trust is now 486,364 shares.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 7

Hanson PLC

November 21, 2005

Notice of Trading Statement

Hanson PLC, the international heavy building materials company, will issue a trading update in relation to the year ending December 31, 2005 at 7.00 a.m. (GMT) on December 20, 2005. Hanson will host a conference call for analysts at 8.00 a.m. (GMT) on December 20, 2005 to discuss the update. The dial-in number is +44 (0)20 8901 6901.

A recording of this conference call will be available for 48 hours from 11.30 a.m. (GMT) on December 20, 2005 by dialling +44 (0)20 8515 2499 , PIN number 686989# or, if calling from the US, by dialling +1 303 590 3000, PIN number 11044733#.

Hanson will announce its preliminary results for the year ending December 31, 2005 on February 23, 2006.

Inquiries:
Nick Swift / Hilary Reid Evans
Hanson PLC
Tel: +44 (0)20 7245 1245

Exhibit No. 8

November 22, 2005

Dear Sirs

Hanson plc (the "Company") - EMPLOYEE SHARE TRUST

The Hanson Employee Share Trust has, on November 22, 2005, purchased a total of 200,000 ordinary 10p shares in the Company as follows:-

Date                                                           Amount                                            Price per share

November 22, 2005                                   200,000                                           599.9p

The total holding in the employee share trust is now 686,364 shares.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 9

HANSON PLC

November 23, 2005

Holding in Company

Hanson PLC has received notification today that, following a sale of shares on November 21, 2005, Lansdowne Partners Limited Partnership, on behalf of client funds that it manages, no longer has a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 10

November 23, 2005

Dear Sirs

Hanson plc (the "Company") - EMPLOYEE SHARE TRUST

The Hanson Employee Share Trust has, on November 23, 2005, purchased a total of 350,000 ordinary 10p shares in the Company as follows:-

Date                                                           Amount                                            Price per share

November 23, 2005                                   350,000                                           596.93p

The total holding in the employee share trust is now 1,031,719 shares.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

Exhibit No. 11

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 24 November 2005

Number of ordinary shares purchased: 175,000

Volume weighted average price paid per share: 599.21p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 13,325,000 of its ordinary shares in treasury and has 723,643,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 12

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 28 November 2005

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 599.65p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 13,575,000 of its ordinary shares in treasury and has 723,393,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 13

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 29 November 2005

Number of ordinary shares purchased: 110,000

Volume weighted average price paid per share: 599.89p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 13,685,000 of its ordinary shares in treasury and has 723,283,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

Exhibit No. 14

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange via ABN AMRO.

Date of purchase: 30 November 2005

Number of ordinary shares purchased: 650,000

Volume weighted average price paid per share: 595.32p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 14,335,000 of its ordinary shares in treasury and has 722,633,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
              Hanson PLC
              Tel: +44 (0)20 7245 1245

              Jeremy Thompson
              ABN AMRO Hoare Govett
              Tel: +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   December 01, 2005